SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                        ANNUAL REPORT PURSUANT TO SECTION
                        15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

    For the fiscal year ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
    [NO FEE REQUIRED].

    For the transition period from ___________________ to ____________________

Commission file number   1-4473
                      --------------

                        The Savings Plan for Employees of
                         Arizona Public Service Company

                                       and

                     The Savings Plan for Union Employees of
                         Arizona Public Service Company
                           (Full titles of the plans)

                             400 North Fifth Street
                          Station 8478, P.O. Box 53999
                             Phoenix, Arizona 85004
                             (Address of the plans)

                        PINNACLE WEST CAPITAL CORPORATION
                                (Name of issuer)

                               400 East Van Buren
                                 P.O. Box 52132
                             Phoenix, Arizona 85072
                (Address of issuer's principal executive office)

                         THE SAVINGS PLAN FOR EMPLOYEES
                       OF ARIZONA PUBLIC SERVICE COMPANY,

                     THE SAVINGS PLAN FOR UNION EMPLOYEES OF
                         ARIZONA PUBLIC SERVICE COMPANY

                                       AND

                        THE SAVINGS PLAN FOR EMPLOYEES OF
                        PINNACLE WEST CAPITAL CORPORATION


                                TABLE OF CONTENTS


                                                                          PAGE
                                                                          ----

Independent Auditors' Report                                                1

Combined Statements of Net Assets Available
  for Benefits with Supplemental Combining Information
  as of December 31, 1998 and 1997                                        2 - 3

Combined Statements of Changes in Net Assets
  Available for Benefits with Supplemental Combining
  Information for Each of the Three Years in the Period
  Ended December 31, 1998                                                 4 - 6

Notes to Combined Financial Statements                                    7 - 14

Exhibits Filed                                                              15

INDEPENDENT AUDITORS' REPORT

Arizona Public Service Company
Phoenix, Arizona

We have audited the accompanying combined statements of net assets available for benefits of The Savings Plan for Employees of Arizona Public Service Company, The Savings Plan for Union Employees of Arizona Public Service Company and The Savings Plan for Employees of Pinnacle West Capital Corporation (the "Plans") as of December 31, 1998 and 1997, and the related combined statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1998. These combined financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 1998 and 1997, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic combined financial statements taken as a whole. The supplemental combining information by fund is presented for the purpose of additional analysis of the basic combined financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. This supplemental information is the responsibility of the Plans' management. Such supplemental combining information by fund has been subjected to the auditing procedures applied in our audits of the basic combined financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic combined financial statements taken as a whole.


DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Phoenix, Arizona
June 23, 1999

THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY, THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION
--------------------------------------------------------------------------------
COMBINED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL COMBINING INFORMATION DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                          SUPPLEMENTAL COMBINING INFORMATION
                                                          -----------------------------------------------------------
                                                          PINNACLE WEST                     FIXED        AGGRESSIVE
                                             COMBINED      STOCK FUND      INDEX FUND    INCOME FUND     EQUITY FUND
                                           ------------   -------------   ------------   ------------   -------------
ASSETS:
  Investments  at fair value except for
    Fixed Income Fund that is at contract
    value which approximates fair value
    (cost, Pinnacle West Stock Fund,
    $68,965,125;
    Index Fund,
    $65,075,966;
    Fixed Income Fund,
    $57,922,524;
    Aggressive Equity Fund,
    $43,316,881;
    International Equity Fund,
    $5,716,888;
    Lifestyle Conservative Fund,
    $3,765,401;
    Lifestyle Moderate Fund,
    $9,292,635;
    Lifestyle Aggressive Fund,
    $9,022,549;
    Participant Loan Feature,
    $21,693,553)                           $450,665,341   $141,857,042    $140,562,235   $ 57,922,524   $ 56,929,532
  Temporary investments (at cost
    which approximates fair value)           10,322,875      2,418,190         312,114      7,359,873        105,587
  Interest/other receivable                     327,981          8,928           3,850        309,080            610
                                           ------------   ------------    ------------   ------------   ------------
      Total assets                          461,316,197    144,284,160     140,878,199     65,591,477     57,035,729
                                           ------------   ------------    ------------   ------------   ------------
LIABILITIES:
  Interfund transfers and other
    liabilities                                  (8,701)      (112,200)         21,402       (167,013)        97,980
                                           ------------   ------------    ------------   ------------   ------------
      NET ASSETS AVAILABLE
        FOR BENEFITS                       $461,324,898   $144,396,360    $140,856,797   $ 65,758,490   $ 56,937,749
                                           ============   ============    ============   ============   ============

                                                                 SUPPLEMENTAL COMBINING INFORMATION
                                            ----------------------------------------------------------------------
                                                             LIFESTYLE      LIFESTYLE     LIFESTYLE
                                            INTERNATIONAL   CONSERVATIVE     MODERATE     AGGRESSIVE    PARTICIPANT
                                             EQUITY FUND       FUND           FUND          FUND       LOAN FEATURE
                                            -------------   -----------   -----------   ------------   ------------
ASSETS:
  Investments  at fair value except for
    Fixed Income Fund that is at contrac
    value which approximates fair value
    (cost, Pinnacle West Stock Fund,
    $68,965,125;
    Index Fund,
    $65,075,966;
    Fixed Income Fund,
    $57,922,524;
    Aggressive Equity Fund,
    $43,316,881;
    International Equity Fund,
    $5,716,888;
    Lifestyle Conservative Fund,
    $3,765,401;
    Lifestyle Moderate Fund,
    $9,292,635;
    Lifestyle Aggressive Fund,
    $9,022,549;
    Participant Loan Feature,
    $21,693,553)                            $ 5,920,928     $ 4,086,200   $ 10,826,419  $ 10,866,908   $ 21,693,553
  Temporary investments (at cost
    which approximates fair value)               34,356          31,833         60,138           784
  Interest/other receivable                                       3,020          1,385         1,108
                                            -----------     -----------   ------------  ------------   ------------
      Total assets                            5,955,284       4,121,053     10,887,942    10,868,800     21,693,553
                                            -----------     -----------   ------------  ------------   ------------
LIABILITIES:
  Interfund transfers and other
    liabilities                                 (37,322)           (588)        69,930       128,750         (9,640)
                                            -----------     -----------   ------------  ------------   ------------
      NET ASSETS AVAILABLE
        FOR BENEFITS                        $ 5,992,606     $ 4,121,641   $ 10,818,012  $ 10,740,050   $ 21,703,193
                                            ===========     ===========   ============  ============   ============

See notes to combined financial statements.

THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND
THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION
--------------------------------------------------------------------------------
COMBINED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL COMBINING INFORMATION DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                              SUPPLEMENTAL COMBINING INFORMATION
                                                    --------------------------------------------------------
                                                    PINNACLE WEST                   FIXED       AGGRESSIVE
                                       COMBINED      STOCK FUND     INDEX FUND    INCOME FUND   EQUITY FUND
                                     ------------   ------------   ------------  ------------   ------------
ASSETS:
  Investments at fair value except
  for Fixed Income Fund that is
  at contract value which
  approximates fair value (cost,
    Pinnacle West Stock Fund,
    $64,852,152;
    Index Fund,
    $55,556,633;
    Fixed Income Fund,
    $53,078,299;
    Aggressive Equity Fund,
    $36,416,877;
    International Equity Fund,
    $7,067,988;
    Lifestyle Conservative Fund,
    $2,184,528;
    Lifestyle Moderate Fund,
    $5,994,426;
    Lifestyle Aggressive Fund,
    $6,698,117;
    Participant Loan Feature,
    $19,767,046)                     $388,014,445   $141,053,827   $106,580,249  $ 53,078,299   $ 44,685,290
  Temporary investments (at cost
    which approximates fair value)      7,548,392      1,906,886                    5,638,399
  Interest/other receivable               314,277          9,229                      305,048
                                     ------------   ------------   ------------  ------------   ------------
      Total assets                    395,877,114    142,969,942    106,580,249    59,021,746     44,685,290
                                     ------------   ------------   ------------  ------------   ------------
LIABILITIES:
  Interfund transfers and other
    liabilities                           612,967        585,513       (180,210)      192,865          1,480
                                     ------------   ------------   ------------  ------------   ------------
      NET ASSETS AVAILABLE
        FOR BENEFITS                 $395,264,147   $142,384,429   $106,760,459  $ 58,828,881   $ 44,683,810
                                     ============   ============   ============  ============   ============

                                                           SUPPLEMENTAL COMBINING INFORMATION
                                       ----------------------------------------------------------------------
                                                       LIFESTYLE     LIFESTYLE     LIFESTYLE
                                       INTERNATIONAL  CONSERVATIVE    MODERATE     AGGRESSIVE    PARTICIPANT
                                        EQUITY FUND       FUND          FUND          FUND      LOAN FEATURE
                                        -----------   -----------   -----------   -----------   ------------
ASSETS:
  Investments at fair value except
  for Fixed Income Fund that is
  at contract value which approximates
  fair value (cost,
    Pinnacle West Stock Fund,
    $64,852,152;
    Index Fund,
    $55,556,633;
    Fixed Income Fund,
    $53,078,299;
    Aggressive Equity Fund,
    $36,416,877;
    International Equity Fund,
    $7,067,988;
    Lifestyle Conservative Fund,
    $2,184,528;
    Lifestyle Moderate Fund,
    $5,994,426;
    Lifestyle Aggressive Fund,
    $6,698,117;
    Participant Loan Feature,
    $19,767,046)                        $ 6,633,636   $ 2,293,984   $ 6,592,923   $ 7,329,191   $ 19,767,046
  Temporary investments (at cost
    which approximates fair value)                                        3,107
  Interest/other receivable
                                        -----------   -----------   -----------   -----------   ------------
      Total assets                        6,633,636     2,293,984     6,596,030     7,329,191     19,767,046
                                        -----------   -----------   -----------   -----------   ------------
LIABILITIES:
  Interfund transfers and other
    liabilities                              42,145        (9,259)      (18,518)      (38,349)        37,300
                                        -----------   -----------   -----------   -----------   ------------
      NET ASSETS AVAILABLE
        FOR BENEFITS                    $ 6,591,491   $ 2,303,243   $ 6,614,548   $ 7,367,540   $ 19,729,746
                                        ===========   ===========   ===========   ===========   ============

See notes to combined financial statements.

THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND
THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION
--------------------------------------------------------------------------------
COMBINED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL COMBINING INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                  SUPPLEMENTAL COMBINING INFORMATION
                                                      ----------------------------------------------------------
                                                      PINNACLE WEST                     FIXED        AGGRESSIVE
                                        COMBINED       STOCK FUND      INDEX FUND     INCOME FUND    EQUITY FUND
                                        --------       ----------      ----------     -----------    -----------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income (Note 1):
    Dividends                         $  9,528,178   $   4,030,519                                   $ 3,842,332
    Interest/other income                5,968,437          85,828    $      9,577   $  3,921,198          3,626
    Realized gain (loss) on sale of
       investments                      10,084,967       3,159,079       6,193,850                     1,559,099
    Unrealized appreciation
       (depreciation) of
       investments (Note 5)             29,495,440      (3,309,756)     24,462,652                     5,344,238
                                      ------------   -------------    ------------   ------------    -----------
      Total investment income           55,077,022       3,965,670      30,666,079      3,921,198     10,749,295
                                      ------------   -------------    ------------   ------------    -----------
  Contributions (Note 2):
    Employers                            7,539,003       7,539,003
    Participants                        24,947,630       3,068,190       8,705,891      3,527,666      5,874,733
                                      ------------   -------------    ------------   ------------    -----------
      Total contributions               32,486,633      10,607,193       8,705,891      3,527,666      5,874,733
                                      ------------   -------------    ------------   ------------    -----------
         Total additions                87,563,655      14,572,863      39,371,970      7,448,864     16,624,028
                                      ------------   -------------    ------------   ------------    -----------
DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
    Benefit payments                    21,457,929      10,938,492       3,841,331      3,908,261      1,306,601
    Administrative expenses                 44,975           9,165          14,748          9,320          8,149
    Interfund transfers                                  1,613,275       1,419,553     (3,398,326)     3,055,339
                                      ------------   -------------    ------------   ------------    -----------
          Total deductions              21,502,904      12,560,932       5,275,632        519,255      4,370,089
                                      ------------   -------------    ------------   ------------    -----------
          Net increase (decrease)       66,060,751       2,011,931      34,096,338      6,929,609     12,253,939

NET ASSETS AVAILABLE FOR
 BENEFITS:
   Beginning of year                   395,264,147     142,384,429     106,760,459     58,828,881     44,683,810
                                      ------------   -------------    ------------   ------------    -----------
   End of year                        $461,324,898   $ 144,396,360    $140,856,797   $ 65,758,490    $56,937,749
                                      ============   =============    ============   ============    ===========

                                                       SUPPLEMENTAL COMBINING INFORMATION
                                      --------------------------------------------------------------------------
                                                       LIFESTYLE      LIFESTYLE     LIFESTYLE
                                      INTERNATIONAL   CONSERVATIVE    MODERATE      AGGRESSIVE      PARTICIPANT
                                       EQUITY FUND       FUND           FUND           FUND         LOAN FEATURE
                                       -----------       ----           ----           ----         ------------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income (Note 1):
    Dividends                         $   624,563    $   196,635    $    457,138    $    376,991
    Interest/other income                     505            227             685             741    $  1,946,050
    Realized gain (loss) on sale of
       investments                     (1,249,133)        97,076         147,665         177,331
    Unrealized appreciation
       (depreciation) of
       investments (Note 5)               638,392        211,343         935,286       1,213,285
                                      -----------    -----------    ------------    ------------    ------------
      Total investment income              14,327        505,281       1,540,774       1,768,348       1,946,050
                                      -----------    -----------    ------------    ------------    ------------
  Contributions (Note 2):
    Employers
    Participants                          833,765        302,946       1,192,862       1,441,577
                                      -----------    -----------    ------------    ------------    ------------
      Total contributions                 833,765        302,946       1,192,862       1,441,577
                                      -----------    -----------    ------------    ------------    ------------
         Total additions                  848,092        808,227       2,733,636       3,209,925       1,946,050
                                      -----------    -----------    ------------    ------------    ------------
DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
    Benefit payments                      133,578        420,405         492,304         169,535         247,422
    Administrative expenses                   634            365           1,170           1,424
    Interfund transfers                 1,312,765     (1,430,941)     (1,963,302)       (333,544)       (274,819)
                                      -----------    -----------    ------------    ------------    ------------
          Total deductions              1,446,977     (1,010,171)     (1,469,828)       (162,585)        (27,397)
                                      -----------    -----------    ------------    ------------    ------------
          Net increase (decrease)        (598,885)     1,818,398       4,203,464       3,372,510       1,973,447

NET ASSETS AVAILABLE FOR
 BENEFITS:
   Beginning of year                    6,591,491      2,303,243       6,614,548       7,367,540      19,729,746
                                      -----------    -----------    ------------    ------------    ------------
   End of year                        $ 5,992,606    $ 4,121,641    $ 10,818,012    $ 10,740,050    $ 21,703,193
                                      ===========    ===========    ============    ============    ============

See notes to combined financial statements.

THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND
THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION
--------------------------------------------------------------------------------
COMBINED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL COMBINING INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                               SUPPLEMENTAL COMBINING INFORMATION
                                                   -----------------------------------------------------------
                                                   PINNACLE WEST                       FIXED       AGGRESSIVE
                                      COMBINED      STOCK FUND      INDEX FUND      INCOME FUND    EQUITY FUND
                                    ------------   ------------   -------------    ------------    -----------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income (Note 1):
    Dividends                       $  7,934,514   $  3,872,745                                    $ 2,630,859
    Interest/other income              5,610,801         75,931   $      19,288    $  3,809,025          6,050
    Realized gain on sale of
       investments                    11,404,543      5,727,161       4,166,257                      1,234,978
    Unrealized appreciation
       (depreciation) of
       investments (Note 5)           55,797,490     29,380,243      20,911,830                      4,894,962
                                    ------------   ------------   -------------    ------------    -----------
      Total investment income         80,747,348     39,056,080      25,097,375       3,809,025      8,766,849
                                    ------------   ------------   -------------    ------------    -----------
  Contributions (Note 2):
    Employers                          7,068,458      7,068,458
    Participants                      22,670,941      3,063,982       7,183,166       4,170,698      5,456,080
                                    ------------   ------------   -------------    ------------    -----------
      Total contributions             29,739,399     10,132,440       7,183,166       4,170,698      5,456,080
                                    ------------   ------------   -------------    ------------    -----------
         Total additions             110,486,747     49,188,520      32,280,541       7,979,723     14,222,929
                                    ------------   ------------   -------------    ------------    -----------
DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
    Benefit payments                  36,772,690     15,124,527       6,933,307       9,960,275      2,546,306
    Administrative expenses               52,027          3,533          13,052          31,408          3,403
    Interfund transfers                               7,513,470      (8,179,596)      5,515,605      3,888,792
                                    ------------   ------------   -------------    ------------    -----------
          Total deductions            36,824,717     22,641,530      (1,233,237)     15,507,288      6,438,501
                                    ------------   ------------   -------------    ------------    -----------
          Net increase (decrease)     73,662,030     26,546,990      33,513,778      (7,527,565)     7,784,428

NET ASSETS AVAILABLE FOR
 BENEFITS:
   Beginning of year                 321,602,117    115,837,439      73,246,681      66,356,446     36,899,382
                                    ------------   ------------   -------------    ------------    -----------
   End of year                      $395,264,147   $142,384,429   $ 106,760,459    $ 58,828,881    $44,683,810
                                    ============   ============   =============    ============    ===========

                                                        SUPPLEMENTAL COMBINING INFORMATION
                                    ------------------------------------------------------------------------
                                                     LIFESTYLE      LIFESTYLE     LIFESTYLE
                                    INTERNATIONAL   CONSERVATIVE    MODERATE      AGGRESSIVE    PARTICIPANT
                                     EQUITY FUND       FUND           FUND          FUND        LOAN FEATURE
                                    -----------    -----------    -----------    -----------    ------------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income (Note 1):
    Dividends                       $   740,870    $   106,997    $   307,271    $   275,772
    Interest/other income                 1,538            130            434            367    $  1,698,038
    Realized gain on sale of
       investments                       49,201         17,845        134,060         75,041
    Unrealized appreciation
       (depreciation) of
       investments (Note 5)            (544,148)       122,473        507,698        524,432
                                    -----------    -----------    -----------    -----------    ------------
      Total investment income           247,461        247,445        949,463        875,612       1,698,038
                                    -----------    -----------    -----------    -----------    ------------
  Contributions (Note 2):
    Employers
    Participants                        868,477        154,334        776,314        997,890
                                    -----------    -----------    -----------    -----------    ------------
      Total contributions               868,477        154,334        776,314        997,890
                                    -----------    -----------    -----------    -----------    ------------
         Total additions              1,115,938        401,779      1,725,777      1,873,502       1,698,038
                                    -----------    -----------    -----------    -----------    ------------
DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
    Benefit payments                    404,798        285,061        499,308        205,874         813,234
    Administrative expenses                 194             31            200            206
    Interfund transfers              (2,611,612)      (901,716)    (1,811,036)    (3,098,187)       (315,720)
                                    -----------    -----------    -----------    -----------    ------------
          Total deductions           (2,206,620)      (616,624)    (1,311,528)    (2,892,107)        497,514
                                    -----------    -----------    -----------    -----------    ------------
          Net increase (decrease)     3,322,558      1,018,403      3,037,305      4,765,609       1,200,524

NET ASSETS AVAILABLE FOR
 BENEFITS:
   Beginning of year                  3,268,933      1,284,840      3,577,243      2,601,931      18,529,222
                                    -----------    -----------    -----------    -----------    ------------
   End of year                      $ 6,591,491    $ 2,303,243    $ 6,614,548    $ 7,367,540    $ 19,729,746
                                    ===========    ===========    ===========    ===========    ============

See notes to combined financial statements.

THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND
THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION
--------------------------------------------------------------------------------
COMBINED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH SUPPLEMENTAL COMBINING INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                  SUPPLEMENTAL COMBINING INFORMATION
                                                 --------------------------------------------------------------------
                                                 PINNACLE WEST                  FIXED       AGGRESSIVE     BALANCED
                                     COMBINED     STOCK FUND     INDEX FUND   INCOME FUND   EQUITY FUND      FUND
                                  ------------   ------------   ------------  -----------   ------------  -----------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income (Note 1):
    Dividends                     $  6,557,131   $  3,761,585                               $ 2,322,589  $   158,356
    Interest income                  5,370,324         59,289                 $ 3,747,325
    Income from settlement
     (Note 3)                          957,427        351,831   $   154,273       324,919       101,025
    Realized gain on sale
     of investments                  5,832,026      3,180,929     1,977,669                     489,947       96,850
    Unrealized appreciation
       (depreciation) of
       investments (Note 5)         19,357,421      7,818,099    11,146,619                     386,776     (288,293)
                                  ------------   ------------   -----------   -----------   -----------  -----------
      Total investment income
        (loss)                      38,074,329     15,171,733    13,278,561     4,072,244     3,300,337      (33,087)
                                  ------------   ------------   -----------   -----------   -----------  -----------
  Contributions (Note 2):
    Employers                        7,225,732      7,225,732
    Participants                    22,693,280      3,720,945     6,509,011     5,416,753     5,809,125      627,436
                                  ------------   ------------   -----------   -----------   -----------  -----------
      Total contributions           29,919,012     10,946,677     6,509,011     5,416,753     5,809,125      627,436
                                  ------------   ------------   -----------   -----------   -----------  -----------
       Total additions              67,993,341     26,118,410    19,787,572     9,488,997     9,109,462      594,349
                                  ------------   ------------   -----------   -----------   -----------  -----------
DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
    Benefit payments                15,425,820      8,533,725     1,863,410     3,741,062       669,266      128,928
    Administrative expenses             44,653          3,444         8,217        30,082         1,975          935
    Interfund transfers                            11,023,622    (2,772,928)    3,225,332    (7,682,903)   6,648,209
                                  ------------   ------------   -----------   -----------   -----------  -----------
        Total deductions            15,470,473     19,560,791      (901,301)    6,996,476    (7,011,662)   6,778,072
                                  ------------   ------------   -----------   -----------   -----------  -----------
        Net increase (decrease)     52,522,868      6,557,619    20,688,873     2,492,521    16,121,124   (6,183,723)

NET ASSETS AVAILABLE FOR
 BENEFITS:
   Beginning of year               269,079,249    109,279,820    52,557,808    63,863,925    20,778,258    6,183,723
                                  ------------   ------------   -----------   -----------   -----------  -----------
   End of year                    $321,602,117   $115,837,439   $73,246,681   $66,356,446   $36,899,382  $
                                  ============   ============   ===========   ===========   ===========  ===========

                                                      SUPPLEMENTAL COMBINING INFORMATION
                                    --------------------------------------------------------------------
                                                    LIFESTYLE     LIFESTYLE    LIFESTYLE
                                   INTERNATIONAL   CONSERVATIVE    MODERATE    AGGRESSIVE   PARTICIPANT
                                    EQUITY FUND       FUND           FUND        FUND       LOAN FEATURE
                                    -----------    -----------   -----------  -----------   ------------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income (Note 1):
    Dividends                     $   109,897    $    42,362   $    77,063   $    85,279
    Interest income                                                                        $ 1,563,710
    Income from settlement
     (Note 3)                           6,662          1,980         8,351         8,386
    Realized gain on sale
     of investments                     1,454            552        74,490        10,135
    Unrealized appreciation
       (depreciation) of
       investments (Note 5)           109,796        (13,017)       90,799       106,642
                                  -----------    -----------   -----------   -----------   -----------
      Total investment income
       (loss)                         227,809         31,877       250,703       210,442     1,563,710
                                  -----------    -----------   -----------   -----------   -----------
  Contributions (Note 2):
    Employers
    Participants                      163,786         32,290       199,787       214,147
                                  -----------    -----------   -----------   -----------   -----------
      Total contributions             163,786         32,290       199,787       214,147
                                  -----------    -----------   -----------   -----------   -----------
         Total additions              391,595         64,167       450,490       424,589     1,563,710
                                  -----------    -----------   -----------   -----------   -----------
DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
    Benefit payments                   12,741            264        83,506        15,224       377,694
    Administrative expenses
    Interfund transfers            (2,890,079)    (1,220,937)   (3,210,259)   (2,192,566)     (927,491)
                                  -----------    -----------   -----------   -----------   -----------
          Total deductions         (2,877,338)    (1,220,673)   (3,126,753)   (2,177,342)     (549,797)
                                  -----------    -----------   -----------   -----------   -----------
          Net increase (decrease)   3,268,933      1,284,840     3,577,243     2,601,931     2,113,507

NET ASSETS AVAILABLE FOR
 BENEFITS:
   Beginning of year                                                                        16,415,715
                                  -----------    -----------   -----------   -----------   -----------
   End of year                    $ 3,268,933    $ 1,284,840   $ 3,577,243   $ 2,601,931   $18,529,222
                                  ===========    ===========   ===========   ===========   ===========

See notes to combined financial statements.

                         THE SAVINGS PLAN FOR EMPLOYEES
                       OF ARIZONA PUBLIC SERVICE COMPANY,

                      THE SAVINGS PLAN FOR UNION EMPLOYEES
                        OF ARIZONA PUBLIC SERVICE COMPANY

                                       AND

                        THE SAVINGS PLAN FOR EMPLOYEES OF
                        PINNACLE WEST CAPITAL CORPORATION

                     NOTES TO COMBINED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          METHOD OF ACCOUNTING - The financial statements in this report reflect the combined assets, liabilities and net assets available for benefits of The Savings Plan for Employees of Arizona Public Service Company (the "APS Savings Plan"), The Savings Plan for Union Employees of Arizona Public Service Company (the "APS Union Plan"), and The Savings Plan for Employees of Pinnacle West Capital Corporation (the "Pinnacle West Plan"). The APS Savings Plan, the APS Union Plan, and the Pinnacle West Plan are collectively referred to as the "Plans." The combined financial statements have been prepared on the accrual basis of accounting. Investment transactions are recorded as of the trade date. Dividend income is recorded as of ex-dividend dates. All the outstanding shares of Arizona Public Service Company ("APS") stock are owned by Pinnacle West Capital Corporation ("Pinnacle West").

          INVESTMENTS - The Plans consist of a salary reduction arrangement and an employer matching contribution feature. The investment programs for the Plans consist of:

               Pinnacle West Stock Fund -- The fund consists primarily of common stock of Pinnacle West. The common stock is stated at fair value based on quoted market prices in an active market.

               Index Fund -- The fund consists of common stocks maintained by the Trustee (defined below) as part of a commingled fund. The fund is stated at fair value generally based on the last reported sales price on the last business day of the calendar year.

               Fixed Income Fund -- The fund consists primarily of several guaranteed investment contracts with varying rates of interest and varying maturities. The fund is stated at contract value which approximates fair value.

               Aggressive Equity Fund -- The fund consists primarily of common stocks maintained by Putnam Investments as part of the Putnam Voyager Fund, Class A. The fund is stated at fair value generally based on the last reported sales price on the last business day of the calendar year.

               International Equity Fund -- The fund consists primarily of stocks outside the United States and was maintained by Franklin Templeton as part of the Templeton Foreign Trust. Effective December 1, 1998, the fund was maintained by Banker's Trust International Equity. The fund is stated at fair value generally based on the last reported sales price on the last business day of the calendar year. The APS Union Plan does not participate in the International Equity Fund.

               Conservative, Moderate and Aggressive Lifestyle Funds -- The funds consist primarily of cash, domestic stocks, international stocks, and domestic bonds and are maintained by the Vanguard Group as part of the Lifestrategy Portfolios: Conservative Growth Portfolio, Moderate Growth Portfolio, and Growth Portfolio. The funds are stated at fair value generally based on the last reported sales price on the last business day of the calendar year. The APS Union Plan does not participate in the Conservative and Aggressive Lifestyle Funds.

          PAYMENT OF BENEFITS - Benefits are recorded when paid.

          REALIZED GAIN (LOSS) AND UNREALIZED APPRECIATION (DEPRECIATION) - Realized gains (losses) are determined based on the average historical cost. Unrealized appreciation (depreciation) is determined based on the fair value of assets at the beginning of the Plan year.

          USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. DESCRIPTION OF THE PLANS

          GENERAL - The APS Savings Plan and APS Union Plan (collectively, the "APS Plans") are administered by a committee appointed by the APS Board of Directors. The Pinnacle West Plan is administered by a committee appointed by the Pinnacle West Board of Directors. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). State Street Bank and Trust Company (the "Trustee") is the trustee for the Plans under a master trust agreement. Subsequent to the Plans' year end, the Plans' administrators decided to change the trustee from State Street Bank and Trust Company to Norwest Bank Minnesota, N.A.

          ELIGIBILITY - All employees of APS and salaried employees of Pinnacle West (collectively, the "Companies" or the "Employer") are eligible to participate in the pre-tax and after-tax features of the Plans upon attaining age 21 and completing thirty-one days of consecutive employment for the APS Plans and thirty days of consecutive employment for the Pinnacle West Plan, and are eligible to participate in the matching feature upon attaining age 21 and completing one year of service. The Pinnacle West Plan allows participation by employees of a company that becomes an affiliate of Pinnacle West if such employees were formerly participants in a certain type of qualified plan sponsored by their employer, regardless of whether they have satisfied the Pinnacle West Plan's other eligibility requirements.

          CONTRIBUTIONS - Participants in the APS Union Plan may direct APS to contribute any whole percentage from 1% to 10% of the participants' base pay as their tax deferred contribution to the Plan. In addition to or in lieu of making tax deferred contributions to the APS Union Plan, participants may elect to make contributions of up to 10% of their base pay as a voluntary contribution on an after tax basis, provided that in no event can the total tax deferred and voluntary contributions made by any participant in any year exceed 16% of his or her base pay. The APS Savings Plan and the Pinnacle West Plan allow employees to contribute up to 16% of their base pay on a pre-tax basis and up to 16% of their base pay on an after tax basis, provided that in no event would the total tax deferred and voluntary contributions made by any participant in any year exceed 16% of his or her base pay. The maximum allowable base pay ($160,000) and tax deferred contribution ($10,000 in 1998) are linked to the cost of living index and could change on an annual basis.

          Employer contributions to the Plans are fixed at 50% of the first 6% of an employee's pre-tax contributions. The Employer contributions may be in cash, common stock or other property acceptable to the Trustee.

          The Plans allow rollover contributions from another qualified plan or individual retirement rollover account, subject to certain criteria.

          INVESTMENT PROGRAMS - Participants' contributions may be invested in one or more of the following funds: Pinnacle West Stock Fund, Index Fund, Fixed Income Fund, Aggressive Equity Fund, International Equity Fund, Lifestyle Conservative Fund, Lifestyle Moderate Fund, and Lifestyle Aggressive Fund. Participants in the APS Union Plan may not invest in the International Equity Fund, Lifestyle Conservative Fund, or Lifestyle Aggressive Fund. The balance of non-participant-directed contributions and related earnings represents approximately $89,484,743 and $88,436,178 of the net assets available for benefits in the Pinnacle West Stock and Fixed Income Funds for 1998 and 1997, respectively.

          LOAN FEATURE - Participants may borrow money from their pre-tax contributions account, vested Employer contributions account and rollover account (if any). Participants may not borrow against their Employer transfer account or their after-tax contributions accounts.

          The minimum participant loan available is $1,000, and the maximum available is 50% of the participant's vested account balance, up to $50,000, reduced by the participant's highest outstanding loan balance in the 12-month period ending on the day before the loan is made. Only one loan per participant may be outstanding at any one time. Loan terms range from six months to five years, or up to 15 years for the purchase of a principal residence. An administrative fee is charged to the participant's account for each loan.

          The interest rate is determined at the time the loan is requested and is fixed for the life of the loan. The interest rate is the State Street Bank and Trust Company's prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued. Interest rates for loans issued during 1998 ranged from 8.75% to 9.50%.

          Loans are treated as transfers from the participant's investment funds on a pro-rata basis to the Participant Loan Feature. Loan repayments are treated as transfers from the Loan Feature to the participant's investment funds, based on the participant's current investment election. Loan repayments, including interest, are generally made through irrevocable semi-monthly (for the APS Plans) or bi-weekly (for the Pinnacle West Plan) payroll deductions.

          VESTING - Each participant is fully vested as to the participant's contribution account (consisting of the participant's contributions and related income and appreciation or depreciation). The participants become vested in their Employer contribution account (consisting of Employer contributions and related income and appreciation or depreciation) in the event of termination of service by death, disability or retirement, upon attaining the age of sixty-five, upon completion of five years of service, upon termination of the Plans, or upon complete discontinuance of Employer contributions; otherwise, participants vest in graduated amounts with 100 percent vesting in five years of Plan participation, beginning with the first Plan year of Employee participation.

          WITHDRAWALS AND DISTRIBUTIONS - A participant may at any time make a full or partial withdrawal of the balance in the participant's after-tax contribution account and rollover contribution account. No withdrawals are permitted from a participant's transfer account. No withdrawals are permitted from the participant's pre-tax contribution account, except under certain limited circumstances relating to financial hardship. If an employee withdraws pre-tax contributions, the only earnings on those contributions that can be withdrawn are those credited prior to 1989. Generally, participants who are fully vested and who have participated in the Plans for five complete Plan years may withdraw the amount in their Employer contribution account. When the participant's employment with the Companies is terminated, the participant generally can elect to receive a distribution, as soon as administratively possible, of the vested portion of his or her Employer contribution account together with the participant's contribution accounts.

          FORFEITURES - Forfeitures of nonvested Employer contributions will occur upon distribution following termination of employment with the Companies. However, if a former participant again becomes an employee of the Companies prior to the end of the fifth calendar year following the calendar year in which the participant's earlier termination of employment occurred (and, in the case of the APS Plans, only if the participant, upon reemployment, repays in full the amount previously distributed from the APS Plans), the forfeited Employer contributions will be restored to the participant's Employer contribution account. Forfeitures are used to reduce future Employer contributions to the Plans.

          TERMINATION OF THE PLANS - It is the Companies' present expectation that these Plans and the payment of Employer contributions will be continued indefinitely. However, continuance of any feature of the Plans is not assumed as a contractual obligation. The Companies, at their discretion, may terminate their respective plans and distribute net assets. In this event, the balance credited to the accounts of participants at the date of termination shall be fully vested and nonforfeitable.

3. INCOME FROM SETTLEMENT

          Pursuant to the settlement of a class action lawsuit, payment was made during 1996 on behalf of certain purchasers of Pinnacle West common stock, and certain participants in the Plans were entitled to receive a portion of the settlement. A settlement check of $903,751 was deposited into the Lifestyle Moderate Fund on September 20, 1996. Earnings within the Lifestyle Moderate Fund on the settlement distribution were $53,676. On December 20, 1996, the settlement distribution and related earnings were transferred out of the Lifestyle Moderate Fund and allocated into the respective participant accounts, based on each participant's current election option. If an individual previously received a full distribution from the TRAYSOP\PAYSOP Plan, which was previously liquidated and terminated, the settlement attributable to that plan was distributed by separate check in 1997.


4. INCOME TAX STATUS

          The Plans have been determined by the Internal Revenue Service to be qualified plans under the provisions of the Internal Revenue Code. As long as the Plans continue to be so qualified, under present Federal income tax laws and regulations: (a) participants will not be currently taxed on Employer contributions, on their own pre-tax contributions (see Note 2), or on investment earnings on any contributions at the time such investment earnings are received by the Trustee, but will be subject to tax thereon at such time as they receive actual benefits from the Plans; and (b) the Plans will not be taxed on their dividend and interest income or any capital gains realized by them or on any unrealized appreciation of investments.

5. UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

          Changes in unrealized appreciation (depreciation) of investments for each of the three years in the period ended December 31, 1998 were as follows:

                     Unrealized Appreciation (Depreciation)

                               Beginning of Year   End of Year        Change
                                 -------------    -------------    ------------
  1998
  ----
  Pinnacle West Stock Fund       $  76,201,672    $  72,891,916    $ (3,309,756)
  Index Fund                        51,023,616       75,486,268      24,462,652
  Aggressive Equity Fund             8,268,413       13,612,651       5,344,238
  International Equity Fund           (434,352)         204,040         638,392
  Lifestyle Conservative Fund          109,456          320,799         211,343
  Lifestyle Moderate Fund              598,497        1,533,783         935,286
  Lifestyle Aggressive Fund            631,074        1,844,359       1,213,285
                                 -------------    -------------    ------------
  Total                          $ 136,398,376    $ 165,893,816    $ 29,495,440
                                 =============    =============    ============

  1997
  ----
  Pinnacle West Stock Fund       $  46,821,429    $  76,201,672    $ 29,380,243
  Index Fund                        30,111,786       51,023,616      20,911,830
  Aggressive Equity Fund             3,373,451        8,268,413       4,894,962
  International Equity Fund            109,796         (434,352)       (544,148)
  Lifestyle Conservative Fund          (13,017)         109,456         122,473
  Lifestyle Moderate Fund               90,799          598,497         507,698
  Lifestyle Aggressive Fund            106,642          631,074         524,432
                                 -------------    -------------    ------------
       Total                     $  80,600,886    $ 136,398,376    $ 55,797,490
                                 =============    =============    ============

  1996
  ----
  Pinnacle West Stock Fund       $  39,003,330    $  46,821,429    $  7,818,099
  Index Fund                        18,965,167       30,111,786      11,146,619
  Aggressive Equity Fund             2,986,675        3,373,451         386,776
  Balanced Fund                        288,293                0        (288,293)
  International Equity Fund                  0          109,796         109,796
  Lifestyle Conservative Fund                0          (13,017)        (13,017)
  Lifestyle Moderate Fund                    0           90,799          90,799
  Lifestyle Aggressive Fund                  0          106,642         106,642
                                 -------------    -------------    ------------
       Total                     $  61,243,465    $  80,600,886    $ 19,357,421
                                 =============    =============    ============

6. GUARANTEED INVESTMENT CONTRACTS

          Under the contracts, interest rates on guaranteed investment contracts
     (GICs) vary within the Fixed Income Fund. The contracts have a weighted average crediting interest rate at December 31, 1998, 1997, and 1996 of 6.65%, 6.82%, and 6.31%, respectively. The average yield for 1998 approximated the weighted average crediting interest rate. The crediting interest rates on the GICs may be reset on a quarterly or semi-annual basis, or may be fixed, based on the terms of the contract.

          Nine of the GICs are managed synthetic investment contracts. The fair value of the trust assets related to these contracts is $26,545,286. The contract value of the trust assets is $26,581,790.

7. BENEFITS PAYABLE

          As of December 31, 1998 and 1997, net assets available for benefits included benefits of $119 and $1,958, respectively, due to participants who had withdrawn from participation in the Plans.

8. PARTICIPATING EMPLOYEES

            As of December 31, 1998 and 1997, the aggregate number of employees participating in the Plans was 5,093 and 5,417, respectively.

9. NET ASSET VALUE PER UNIT

          In accordance with the provisions of the Plans, the Trustee maintains separate units of participation in the Plans and related net asset value per unit for the Pinnacle West Stock, Index, Fixed Income, Aggressive Equity, International Equity, and Lifestyle Conservative, Moderate and Aggressive Funds. The number of units and related net asset value per unit at December 31 are:

                                          Net Asset Value
                                              Per Unit           Number of Units
                                          ---------------        ---------------
                   1998
                   ----
     Pinnacle West Stock Fund              $ 23.887787              6,044,778
     Index Fund                              26.157241              5,385,002
     Fixed Income Fund                        5.644700             11,649,599
     Aggressive Equity Fund                 104.625244                544,207
     International Equity Fund               40.791974                146,906
     Lifestyle Conservative                  21.622221                190,621
     Lifestyle Moderate                      30.785558                351,399
     Lifestyle Aggressive                    40.298341                266,513

                   1997
                   ----
     Pinnacle West Stock Fund              $ 23.231300              6,128,991
     Index Fund                              20.346475              5,247,123
     Fixed Income Fund                        5.290992             11,118,686
     Aggressive Equity Fund                  84.349358                529,747
     International Equity Fund               40.307033                163,532
     Lifestyle Conservative                  18.656291                123,457
     Lifestyle Moderate                      25.870800                255,676
     Lifestyle Aggressive                    33.196047                221,940

10. RELATED PARTY TRANSACTIONS

          COSTS OF ADMINISTRATION - Substantially all costs of administration of the Plans have been paid by the Companies except for loan administration fees.

                            Pinnacle West Stock Fund
                            ------------------------
                                                                 1998          1997         1996
                                                                 ----          ----         ----
     Shares of Pinnacle West common stock held by the Plans    3,347,659     3,328,704    3,611,371

     Employer cash contributions                              $7,539,003   $ 7,068,458   $7,225,732
     Investments by the Plans in Pinnacle West common stock   $6,816,758   $ 5,675,942   $4,494,219
     Sales made by the Plans of Pinnacle West common stock    $5,862,863   $14,390,546   $8,572,009
     Aggregate cost of Pinnacle West common stock sold        $2,703,784   $ 8,663,385   $5,391,080

                                   Index Fund
                                   ----------

                                                                 1998          1997         1996
                                                                 ----          ----         ----
     Investments by the Plans in Trustee's Index Fund        $15,840,086   $17,339,038   $13,147,476
     Sales made by the Plans of Trustee's Index Fund         $12,514,603   $ 9,092,627   $ 5,243,720
     Aggregate cost of Trustee's Index Fund sold             $ 6,320,752   $ 4,926,370   $ 3,266,052


              Temporary Investments in Funds Managed by the Trustee
              -----------------------------------------------------
                                                                 1998          1997         1996
                                                                 ----          ----         ----
     Investments by the Plans in temporary investment funds  $53,891,371   $50,617,593   $46,840,277
     Sales made by the Plans of temporary investment funds   $51,658,594   $58,245,727   $33,293,798

          The temporary investments are bought and sold at par.

Exhibits Filed.


Exhibit No.              Description
-----------              -----------
   23.1                  Independent Auditors' Consent

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                    THE SAVINGS PLAN FOR EMPLOYEES OF
                                    ARIZONA PUBLIC SERVICE COMPANY


                                    THE SAVINGS PLAN FOR UNION EMPLOYEES
                                    OF ARIZONA PUBLIC SERVICE COMPANY
                                            (Name of Plans)



Date: June 25, 1999                 By  Armando B. Flores
                                        --------------------------------
                                        Armando B. Flores
                                        Chairman of the Administrative Committee and Executive Vice President,
                                        Corporate Business Services,
                                        Arizona Public Service Company